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                                                       SEC FILE NUMBER:  _______
                                                       CUSIP NUMBER:



                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

(Check One):  // Form 10-K  / / Form 20-F  / / Form 11-K  /X/ Form 10-Q
 / / Form N-SAR

    For Period Ended:  March 31, 1997
    /  / Transition Report on Form 10-K
    /  / Transition Report on Form 20-F
    /  / Transition Report on Form 11-K
    /  / Transition Report on Form 10-Q
    /  / Transition Report on Form N-SAR
    For the Transition Period Ended:____________________________________________

  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

PharmaGenics, Inc.
________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

Four Pearl Court
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Allendale, NJ  07401-1623
________________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b)  The subject annual report, semi-annual report; transition report on
/X/ Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

As a result of the Registrant's limited financial and personnel resources, the report could not be completed and filed within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    A. Steven Franchak, Vice President and Chief Financial Officer     (201)
    ______________________________________________________________     _____
                             (Name)                                  (Area Code)
                                818-1000
                                ________
                           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                        /X/ Yes   // No
________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                /X/ Yes   / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    It is anticipated that the results of operations of the Registrant to be included in the subject report will reflect a net loss of $5.8 million for the quarter ended March 31, 1997 as compared to a net loss of $.9 million for the quarter ended March 31, 1996, primarily resulting from a charge of $4.4 million in the quarter ended March 31, 1997 relating to the exchange of shares of stock for in-process technology.
________________________________________________________________________________

                                  PharmaGenics, Inc.
                     ____________________________________________
                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 13, 1997              By        /s/ A. Steven Franchak
    __________________________      _________________________________________
                                    A. Steven Franchak, Vice President and Chief
                                              Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).